SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               Franklin Covey Co.
              ----------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value, $.05 Per Share
              ----------------------------------------------------
                         (Title of Class of Securities)

                                    353469109
              ----------------------------------------------------
                                 (CUSIP Number)

                                Daniel A. Decker
                       Knowledge Capital Investment Group
                             4200 Chase Tower West
                                2200 Ross Avenue
                              Dallas, Texas 75201
                                 (214) 220-4900

              ----------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  June 2, 1999
              ----------------------------------------------------
                      (Date of Event Which Requires Filing
                               of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                (Page 1 of 8 Pages)

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      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 353469109                SCHEDULE 13D                Page 2 of 8 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Knowledge Capital Investment Group
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      WC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Texas
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                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES               5,357,143*
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             None
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER

                        5,357,143*
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        None
                        --------------------------------------------------------

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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,357,143*
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      20.8%
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14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

* Represents shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

This Statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.05 per share (the "Common Stock"), of Franklin Covey Co., a Utah corporation (the "Company"). The principal executive offices of the Company are located at 2200 West Parkway Boulevard, Salt Lake City, Utah 84119.

Item 2. Identity and Background.

      This Statement is being filed by Knowledge Capital Investment Group (the "Reporting Person"). The address and principal office of the Reporting Person is 4200 Chase Tower West, 2200 Ross Avenue, Dallas, Texas 75201.

      The Reporting Person is a newly formed general partnership. Inspiration Investments Partners II, L.P. ("Inspiration II") and Inspiration Investments III, L.P. ("Inspiration III") are the sole partners of the Reporting Person. Inspiration II and Inspiration III are, and their principal businesses are to act as, the sole partners of the Reporting Person, with Inspiration III acting as the manager. The address and principal office of each of Inspiration II and Inspiration III is the same as the address of the Reporting Person.

Inspiration II and Inspiration III are limited partnerships formed for the purposes of the investment in the Company by the Reporting Person. The entities were formed in connection with investment programs sponsored by The Hampstead Group L.L.C., a private investment firm ("Hampstead"). Hampstead invests capital of Hampstead-related entities and certain institutional investors, which act solely as passive limited partner investors in Hampstead-sponsored investments. The address and principal office of Hampstead is the same as the Reporting Person.

      Additional information about the organizational structure of the Reporting Person is attached hereto as Schedule I and is incorporated herein by this reference.

      Neither the Reporting Person nor, to its knowledge, any of the other persons referred to in this Item 1 and Schedule I has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

      Robert A. Whitman, a principal of Hampstead, is a member of the Board of Directors of the Company (the "Board") and the Reporting Person has the right and intends to designate Donald J. McNamara, who is also a principal of Hampstead, and Brian A. Krisak, an employee of Hampstead, for election to the Board.

Item 3. Source and Amount of Funds or Other Consideration.

      On June 2, 1999, the Company issued 750,000 shares of Series A Preferred Stock (the "Series A Preferred") of the Company to the Reporting Person for an aggregate purchase price of $75 million. The Series A Preferred is convertible into Common Stock of the Company at any time at a conversion price of $14.00 per share of Common Stock. The source of funds for the Reporting Person's purchase of Series A Preferred pursuant to the Stock Purchase Agreement was the Reporting Person's working capital, which was derived from capital contributions from its partners.

Item 4. Purpose of Transaction.

      The responses to Items 3, 5 and 6 are incorporated herein by this reference.

      The Reporting Person acquired the Series A Preferred for investment purposes.

      In connection with the Reporting Person's investment, the Company agreed, subject to certain limitations, to use its best efforts to cause up to three designees of the Reporting Person to be elected to the Board, one of whom will be the Chairman of the Board. One of the Reporting Person's designees is Robert
A. Whitman, a Hampstead principal and a Director of the Company prior to the Reporting Person's investment, who was named Chairman of the Board of the Company on June 2, 1999 in connection with the investment. The Reporting Person also presently intends to designate for election to the Board Donald J. McNamara, who is also a principal of Hampstead, and Brian A. Krisak, an employee of Hampstead.

      The terms of the Series A Preferred and Stockholders Agreement between the Reporting Person and the Company contain various terms and covenants applicable to the relationship of the Reporting Person and the Company, including that (i) approval by an 80% Board vote is required for incurrence of indebtedness, and major divestitures and acquisitions by the Company unless certain financial tests are met, (ii) the affirmative vote of holders of a majority of Series A Preferred or an 80% Board vote is required to approve the payment of any dividends on common or other junior stock in excess of 10% of the Company's net income for the latest 12 months, and (iii) the holders of Series A Preferred would be entitled to elect two directors to the Board if the Company defaults Series A Preferred dividends for six quarters (any such directors so elected will, however, reduce the number of directors the Reporting Person is entitled to designate for election as described above). Series A Preferred dividends accrue at an annual rate of 10% and are payable at the Board's option in Series A Preferred until July 1, 2002.

      The Stockholders Agreement further provides that (i) the Reporting Person's designees serving on the Board will not be entitled to receive Board fees at any time when the Reporting Person is paid monitoring fees (see Item 6 below) and (ii) subject to certain exceptions, (a) the Reporting Person may not acquire more than 25% of the total voting power of the Company unless the acquisition is approved by the members of the Board who are not designees of the Reporting Person, and (b) until June 2, 2002, the Company has a right of first offer on non-registered sales by the Reporting Person to a third party of Series A Preferred or Common Stock into which it is converted (other than to qualified institutional investors or affiliates of the Reporting Person). The foregoing description of the Series A Preferred terms and Stockholders Agreement is qualified in its entirety by reference to the Series A Preferred terms and Stockholders Agreement, the full text of which is incorporated herein by reference to Exhibits 1 and 2, respectively, attached hereto.

Item 5. Interest in Securities of the Issuer.

      (a) This Statement relates to 5,357,143 shares of Common Stock, representing 20.8% of the issued and outstanding shares of Common Stock, which the Reporting Person has the right to acquire at any time upon conversion of 750,000 shares of Series A Preferred.

      (b) The Reporting Person has the sole power to vote and dispose of 750,000 shares of Series A Preferred and the Common Stock into which it is convertible.

      (c) Not applicable.

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      The responses to Items 3, 4 and 5 are incorporated hereunder by reference, including in particular the descriptions of the Series A Preferred terms and the Stockholders Agreement (copies of which are filed as Exhibits 1 and 2 hereto, respectively, and incorporated herein by this reference). In addition, in connection with the investment herein described, the Company and the Reporting Person entered into a registration rights agreement and a monitoring agreement (a copy of which is filed as Exhibits 3 and 4 hereto, respectively, and incorporated herein by this reference).

      Under the monitoring agreement, Hampstead Interests, L.P. ("HI"), an affiliate of the Reporting Person, has agreed to provide certain services to the Company in order to assist the Company with the development of its strategic plan, including acquisitions, divestitures, new development and financial matters, for a fee of $100,000 per quarter.

      The Reporting Person understands that the Company intends to offer to its existing stockholders the opportunity to purchase up to $75 million of convertible preferred stock having the same terms as the Series A Preferred purchased by the Reporting Person. The Reporting Person is not entitled to participate in this rights offering.

Item 7. Material to be Filed as Exhibits.

(1)   Stock Purchase Agreement, dated as of May 11, 1999.
(2) Articles of Amendment to Articles of Incorporation of Franklin Covey Co. containing Certificate of Designation of Series A Preferred Stock, dated as of June 2, 1999.
(3)   Stockholders Agreement, dated as of June 2, 1999.
(4)   Registration Rights Agreement, dated as of June 2, 1999.
(5)   Monitoring Agreement, dated as of June 2, 1999.

                                   SCHEDULE I

      Inspiration I and Inspiration II are the sole partners in the Reporting Person. The general partners of Inspiration II and Inspiration III are Inspiration Investments GenPar II, L.P. ("GenPar II") and Inspiration Investments GenPar III, L.P. ("GenPar III"), respectively. GenPar II was formed to acquire and hold equity interests in Inspiration II. GenPar III was formed to acquire and hold equity interests in Inspiration III. The address and principal office of each of GenPar II and GenPar III is the same as the address of the Reporting Person.

      HH GenPar Partners ("HH GP") is, and its principal business is to act as, the managing general partner of various partnerships, including GenPar II and GenPar III. Hampstead Associates, Inc. ("Associates") is, and its principal business is to act as, the managing general partner HH GP. The other partners of HH GP are RAW GenPar, Inc., a Texas corporation ("RAW GP"), and InMed, Inc. (d/b/a InCap, Inc.), a Texas corporation ("InMed"). The principal business of each of RAW GP and InMed is to invest in HH GP. The principal place of business of each of HH GP, Associates, RAW GP and InMed is the same as that of the Reporting Person.

      Mr. McNamara is the sole shareholder, sole director, Chairman of the Board and Co-Chief Executive Officer of Associates. Mr. Whitman is the President and Chief Executive Officer of Associates. Mr. Decker is Executive Vice President and Assistant Secretary of Associates. Richard M. FitzPatrick is the Vice President, Secretary and Treasurer of Associates.

      Mr. Whitman is the sole shareholder, sole director, President and Treasurer of RAW GP. Sonya Crowder is the Secretary of RAW GP, and Mr. FitzPatrick is the Assistant Secretary of RAW GP.

      Mr. Decker is the sole shareholder, sole director, President and Chairman of the Board of InMed. Christi McCalla is the Secretary of InMed, and Mr. FitzPatrick is the Assistant Secretary and Treasurer of InMed.

      Each of Messrs. McNamara, Whitman and Decker (collectively, the "Hampstead Principals") is a principal of Hampstead and their business address is the same as that of the Reporting Person.

      Entities owned by the Hampstead Principals invested an aggregate 3% in the initial capital required for the investment by the Reporting Person in the Company described in the accompanying Statement. While the Hampstead Principals may be deemed indirectly to control the Reporting Person, none of the Hampstead Principals individually controls the Reporting Person. Each of the Hampstead Principals disclaims beneficial ownership of any common stock of the Reporting Person.

                                   SIGNATURES

            After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 14, 1999             KNOWLEDGE CAPITAL INVESTMENT GROUP

                                By: Inspiration Investments Partners III, L.P.
                                    Its Manager

                                    By: Inspiration Investments GenPar III, L.P.
                                        Its General Partner

                                        By: Hampstead Associates, Inc.
                                            Its Managing General Partner

                                By: /s/ Daniel A. Decker
                                    --------------------------------------------
                                Name:  Daniel A. Decker
                                Title: Executive Vice President

                                 EXHIBIT INDEX

No.   Description
---   -----------

(1)   Stock Purchase Agreement, dated as of May 11, 1999.
(2) Articles of Amendment to Articles of Incorporation of Franklin Covey Co. containing Certificate of Designation of Series A Preferred Stock, dated as of June 2, 1999.
(3)   Stockholders Agreement, dated as of June 2, 1999.
(4)   Registration Rights Agreement, dated as of June 2, 1999.
(5)   Monitoring Agreement, dated as of June 2, 1999.